As filed on April 29, 2004

1940 Act File No. 811-6072

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 18

SCUDDER TREASURY MONEY PORTFOLIO

(Exact Name of Registrant as Specified in Charter)

One South Street, Baltimore, Maryland 21202

(Address of Principal Executive Offices)

(410) 895-5000

(Registrant’s Telephone Number)

Daniel O. Hirsch, Esq.

One South Street

Baltimore, Maryland 21202

(Name and Address of Agent for Service)

Copies to:

Burton M. Leibert, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Ave

New York, New York 10019

Explanatory Note

This Amendment to the Registration Statement of Treasury Money Portfolio (“Portfolio”) on Form N-1A (the “Registration Statement”) has been filed by the Portfolio pursuant to Section 8(b) of the Investment Company Act of 1940, as amended. However, beneficial interests in the Portfolio are not being registered under the Securities Act of 1933, as amended (the “1933 Act”), because such interests will be issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the 1933 Act. Investments in the Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities that are “accredited investors” within the meaning of Regulation D under the 1933 Act. The Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in the Portfolio.

Potential investors to whom an offer of beneficial interests is made (and their employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction, or transactions, offered by or discussed in, this Registration Statement and all materials of any kind (including tax opinions or other tax analyses) that are provided to such person by, or on behalf of, the Portfolio in connection with an investment in the Portfolio. For this purpose, “tax treatment” is the purported or claimed Federal income tax treatment of a transaction and “tax structure” is limited to any fact that may be relevant to understanding the purported or claimed Federal income tax treatment of a transaction.

Treasury Money Portfolio

PART A

Responses to Items 1 through 3, 5 and 9 have been omitted pursuant to paragraph 2(b) of Instruction B of the General Instructions to Form N-1A.

Item 4.	Investment Objectives, Principal Investment Strategies, and Related Risks.

The investment objectives of the Portfolio are to provide its investors with a high level of current income consistent with liquidity and the preservation of capital. The Portfolio seeks to achieve its investment objectives by investing in debt obligations of the U.S. Treasury or obligations guaranteed by the U.S. Treasury or repurchase agreements collateralized by U.S. Treasury debt obligations or U.S. Treasury guaranteed debt obligations. Investments in the Portfolio are neither insured nor guaranteed by the U.S. government. Investments in the Portfolio are not deposits or obligations of, or guaranteed or endorsed by, Deutsche Asset Management, Inc., the investment adviser of the Portfolio, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

Additional information about the investment policies of the Portfolio appears in Part B of this Registration Statement. There can be no assurance that the investment objective of the Portfolio will be achieved. The Portfolio incorporates by reference information concerning its investment objective and policies and risk factors associated with investments in the Portfolio from the sections entitled “Objective,” “Strategy,” “Principal Investments,” “Risks” and “Organizational Structure” in the prospectus of Scudder Advisor Funds—Treasury Money Fund Investment (File Nos. 33-07404 and 811-4760)(the “Feeder Fund”) (the “Feeder Fund Prospectus”).

Item 6.	Management, Organization and Capital Structure.

The Portfolio incorporates by reference information concerning the management of the Portfolio from the sections entitled “Annual Fund Operating Expenses” and “Management of the Trust and Portfolio” in the Feeder Fund Prospectus.

The Portfolio is organized as a trust under the laws of the State of New York. Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Portfolio. Each investor is entitled to a vote in proportion to the amount of its investment in the Portfolio. Investments in the Portfolio may not be transferred, but an investor may withdraw all or any portion of his investment at any time at net asset value (“NAV”). Investors in the Portfolio (e.g., investment companies, insurance company separate accounts and common and commingled trust funds) will each be liable for all obligations of the Portfolio. However, the risk of an investor in the Portfolio incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance existed and the Portfolio itself was unable to meet its obligations.

The Portfolio reserves the right to create and issue a number of series, in which case investments in each series would participate equally in the earnings, dividends and assets of the particular series. Currently, the Portfolio has only one series.

Investments in the Portfolio have no pre-emptive or conversion rights and are fully paid and non-assessable, except as set forth below. The Portfolio is not required and has no current intention to hold annual meetings of investors, but the Portfolio will hold special meetings of investors when in the judgment of the Trustees it is necessary or desirable to submit matters for an investor vote. Changes in fundamental policies will be submitted to investors for approval. Investors have under certain circumstances (e.g., upon application and submission of certain specified documents to the Trustees by a specified number of investors) the right to communicate with other investors in connection with requesting a meeting of investors for the purpose of removing one or more Trustees. Investors also have the right to remove one or more Trustees without a meeting by a declaration in writing by a specified number of investors. Upon liquidation of the Portfolio, investors would be entitled to share pro rata in the net assets of the Portfolio available for distribution to investors.

The Portfolio incorporates by reference additional information concerning the Portfolio’s capital stock from the sections entitled “Calculating a Fund’s Share Price,” “Dividends and Distributions,” “Tax Considerations,” and “Buying and Selling Fund Shares” in the Feeder Fund Prospectus.

Each investor in the Portfolio may add to or reduce its investment in the Portfolio on each Portfolio Business Day. At the Valuation Time, on each such business day, the value of each investor’s beneficial interest in the Portfolio will be determined by multiplying the NAV of the Portfolio by the percentage, effective for that day, that represents that investor’s share of the aggregate beneficial interests in the Portfolio. Any additions or withdrawals, which are to be effected on that day, will then be effected. The investor’s percentage of the aggregate beneficial interests in the Portfolio will then be re-computed as the percentage equal to the fraction (i) the numerator of which is the value of such investor’s investment in the Portfolio as of the Valuation Time, on such day plus or minus, as the case may be, the amount of any additions to or withdrawals from the investor’s investment in the Portfolio effected on such day, and (ii) the denominator of which is the aggregate NAV of the Portfolio as of the Valuation Time, on such day plus or minus, as the case may be, the amount of the net additions to or withdrawals from the aggregate investments in the Portfolio by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor’s interest in the Portfolio as of the Valuation Time, on the following business day of the Portfolio.

The net income of the Portfolio shall consist of (i) all income accrued, less the amortization of any premium, on the assets of the Portfolio, less (ii) all actual and accrued expenses of the Portfolio determined in accordance with generally accepted accounting principles. Interest income includes discount earned (including both original issue and market discount) on discount paper accrued ratably to the date of maturity and any net realized gains or losses on the assets of the Portfolio. All the net income of the Portfolio is allocated pro rata among the investors in the Portfolio. The net income is accrued daily and distributed monthly to the investors in the Portfolio.

Under the anticipated method of operation of the Portfolio, the Portfolio will not be subject to any income tax. However, each investor in the Portfolio will be taxed on its share (as determined in accordance with the governing instruments of the Portfolio) of the Portfolio’s ordinary income and capital gain in determining its income tax liability. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

It is intended that the Portfolio’s assets, income and distributions will be managed in such a way that an investor in the Portfolio will be able to satisfy the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, assuming that the investor invested all of its assets in the Portfolio.

Item 7.	Shareholder Information.

The Portfolio incorporates by reference information concerning the calculation of net asset value and valuation of the Portfolio’s assets from sections entitled “Calculating the Fund’s Share Price” and “Buying and Selling Fund Shares” in the Feeder Fund Prospectus.

Beneficial interests in the Portfolio are issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the 1933 Act. See “Explanatory Note” above.

An investment in the Portfolio may be made without a sales load. All investments are made at the NAV next determined if an order is received by the Portfolio by the designated cutoff time for each accredited investor. The NAV of the Portfolio is determined on each Portfolio Business Day. Securities are valued at amortized cost, which the Trustees of the Portfolio have determined in good faith constitutes fair value for the purposes of complying with the 1940 Act. This valuation method will continue to be used until such time as the Trustees of the Portfolio determine that it does not constitute fair value for such purposes.

There is no minimum initial or subsequent investment in the Portfolio. However, because the Portfolio intends to be as fully invested at all times as is reasonably practicable in order to enhance the yield on its assets, investments must be made in Federal funds (i.e., monies credited to the account of the Portfolio’s custodian bank by a Federal Reserve Bank).

An investor in the Portfolio may withdraw all or any portion of its investment at the net asset value next determined if a withdrawal request in proper form is furnished by the investor to the Portfolio by the designated cutoff time for each accredited investor. The proceeds of a withdrawal will be paid by the Portfolio in Federal funds normally on the Portfolio Business Day the withdrawal is effected, but in any event within seven days. The Portfolio reserves the right to pay redemptions in kind. Investments in the Portfolio may not be transferred.

The right of any investor to receive payment with respect to any withdrawal may be suspended or the payment of the withdrawal proceeds postponed during any period in which the NYSE is closed (other than weekends or holidays) or trading on such Exchange is restricted, or, to the extent otherwise permitted by the 1940 Act, if an emergency exists.

The Portfolio and Scudder Distributors, Inc. (“SDI”) reserve the right to cease accepting investments at any time or to reject any investment order.

The placement agent for the Portfolio is SDI. The principal business address of SDI and its affiliates is 222 South Riverside Plaza, Chicago, IL 60606. SDI receives no additional compensation for serving as the placement agent for the Portfolio.

Registrant incorporates by reference information concerning dividends, distributions and tax consequences from the sections entitled “Dividends and Distributions” and “Tax Considerations” in the Feeder Fund prospectus.

Item 8.	Distribution Arrangements.

Registrant incorporates by reference information concerning its Master-Feeder structure from the section entitled “Organizational Structure” in the Feeder Fund prospectus.

Treasury Money Portfolio

PART B

Item 10.	Cover Page and Table of Contents

The Prospectus of the Treasury Money Portfolio (the “Portfolio”) dated April 30, 2003, which may be amended from time to time provides the basic information investors should know before investing. This SAI, which is not a Prospectus, is intended to provide additional information regarding the activities and operations of the Portfolio and should be read in conjunction with the Prospectus. You may request a copy of a prospectus or a paper copy of this SAI, if you have received it electronically, free of charge by calling the Portfolio at 1-800-730-1313

TABLE OF CONTENTS

FUND HISTORY

DESCRIPTION OF THE FUND AND ITS INVESTMENT RISKS

MANAGEMENT OF THE FUND

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

INVESTMENT ADVISORY AND OTHER SERVICES

BROKERAGE ALLOCATION AND OTHER PRACTICES

CAPITAL STOCK AND OTHER SECURITIES

PURCHASE, REDEMPTION AND PRICING OF SECURITIES BEING OFFERED

TAXATION OF THE FUND

UNDERWRITERS

FINANCIAL STATEMENTS

Item 11.	Fund History.

The Portfolio was organized as a trust under the laws of the State of New York on March 26, 1990.

Item 12.	Description of the Fund and its Investment Risks.

The Portfolio is a no-load, diversified, open-end management investment company. The Portfolio incorporates by reference information concerning the investment policies and limitations of the Portfolio from the section entitled “Investment Objective, Policies and Restrictions” in the Statement of Additional Information for Scudder Advisor Funds—Treasury Money Fund Investment (File Nos. 33-07404 and 811-4760) (the “Feeder Fund”) (the “Feeder Fund SAI”).

Item 13.	Management of the Fund.

The Portfolio incorporates by reference information concerning the management of the Portfolio from the section entitled “Management of the Trust and Portfolio” in the Feeder Fund SAI.

Item 14.	Control Persons and Principal Holders of Securities.

As of April 5, 2004, Treasury Money Fund Investment, a series of Scudder Advisor Funds, and Treasury Money Fund Institutional, a series of Scudder Institutional Funds, owned approximately 52% and 48%, respectively, of the value of the outstanding interests in the Portfolio. Because Treasury Money Fund Institutional and Treasury Money Fund Investment each own more than 25% of the outstanding interests of the Portfolio, it could be deemed to control the Portfolio, which means that it may take actions without the approval of any other investor in the Portfolio.

Each Fund has informed the Portfolio that whenever it is requested to vote on matters pertaining to the fundamental policies of the Portfolio, the Fund will hold a meeting of shareholders and will cast its votes as instructed by the Fund’s shareholders. It is anticipated that other registered investment companies investing in the Portfolio will follow the same or a similar practice.

Item 15.	Investment Advisory and Other Services.

The Portfolio incorporates by reference information concerning the investment advisory and other services provided for or on behalf of the Portfolio from the section entitled “Management of the Trust and Portfolio” in the Feeder Fund SAI.

Item 16.	Brokerage Allocation and Other Practices.

The Portfolio incorporates by reference information concerning the brokerage allocation and other practices of the Portfolio from the section entitled “Investment Objective, Policies, and Restrictions—Portfolio Transactions” in the Feeder Fund SAI.

Item 17.	Capital Stock and Other Securities.

Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Portfolio. Investors are entitled to participate pro rata in distributions of taxable income, loss, gain and credit of the Portfolio. Upon liquidation or dissolution of the Portfolio, investors are entitled to share pro rata in the Portfolio’s net assets available for distribution to its investors. Investments in the Portfolio have no preference, preemptive, conversion or similar rights and are fully paid and nonassessable, except as set forth below. Investments in the Portfolio may not be transferred. Certificates representing an investor’s beneficial interest in the Portfolio are issued only upon the written request of an investor.

Each investor is entitled to a vote in proportion to the amount of its investment in the Portfolio. Investors in the Portfolio do not have cumulative voting rights, and investors holding more than 50% of the aggregate beneficial interest in the Portfolio may elect all of the Trustees of the Portfolio if they choose to do so and in such event the other investors in the Portfolio would not be able to elect any Trustee. The Portfolio is not required and has no current intention to hold annual meetings of investors but the Portfolio will hold special meetings of investors when in the judgment of the Portfolio’s Trustees it is necessary or desirable to submit matters for an investor vote. No material amendment may be made to the Portfolio’s Declaration of Trust without the affirmative majority vote of investors (with the vote of each being in proportion to the amount of their investment).

The Portfolio may enter into a merger or consolidation, or sell all or substantially all of its assets, if approved by the vote of two-thirds of its investors (with the vote of each being in proportion to their respective percentages of the beneficial interests in the Portfolio), except that if the Trustees of the Portfolio recommend such sale of assets, the approval by vote of a majority of the investors (with the vote of each being in proportion to their respective percentages of the beneficial interests of the Portfolio) will be sufficient. The Portfolio may also be terminated (i) upon liquidation and distribution of its assets, if approved by the vote of two-thirds of its investors (with the vote of each being in proportion to the amount of their investment), or (ii) by the Trustees of the Portfolio by written notice to its investors.

The Portfolio is organized as a trust under the laws of the State of New York. Investors in the Portfolio will be held personally liable for its obligations and liabilities, subject, however, to indemnification by the Portfolio in the event that there is imposed upon an investor a greater portion of the liabilities and obligations of the Portfolio than its proportionate beneficial interest in the Portfolio. The Declaration of Trust also provides that the Portfolio shall maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for the protection of the Portfolio, its investors, Trustees, officers, employees and agents covering possible tort and other liabilities. Thus, the risk of an investor incurring financial loss on account of investor liability is limited to circumstances in which both inadequate insurance existed and the Portfolio itself was unable to meet its obligations.

The Declaration of Trust further provides that obligations of the Portfolio are not binding upon the Trustees individually but only upon the property of the Portfolio and that the Trustees will not be liable for any action or failure to act, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

The Portfolio reserves the right to create and issue a number of series, in which case investments in each series would participate equally in the earnings and assets of the particular series. Investors in each series would be entitled to vote separately to approve advisory agreements or changes in investment policy, but investors of all series may vote together in the election or selection of Trustees, principal underwriters and accountants for the Portfolio. Upon liquidation or dissolution of the Portfolio, the investors in each series would be entitled to share pro rata in the net assets of their respective series available for distribution to investors.

Item 18.	Purchase, Redemption and Pricing of Securities Being Offered.

Beneficial interests in the Portfolio are issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended. See Item 7, “Shareholder Information,” in Part A of this Registration Statement.

The Portfolio incorporates by reference information concerning the method followed by the Portfolio in determining its net asset value and the timing of such determinations from the section entitled “Net Asset Value” in the Feeder Fund SAI.

Item 19.	Taxation of the Fund.

The Portfolio incorporates by reference information concerning the taxation of the Portfolio from the section entitled “Dividends and Taxes” in the Feeder Fund SAI.

It is intended that the Portfolio’s assets, income and distributions will be managed in such a way that an investor in the Portfolio will be able to satisfy the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, assuming that the investor invested all of its assets in the Portfolio.

There are certain tax issues that will be relevant to only certain of the investors in the Portfolio. All investors are advised to consult their own tax advisors as to the tax consequences of an investment in the Portfolio.

Item 20.	Underwriters.

The placement agent for the Portfolio is Scudder Distributors, Inc., which receives no additional compensation for serving in this capacity. Investment companies, insurance company separate accounts, common and commingled trust funds and similar organizations and entities may continuously invest in the Portfolio.

Item 21.	Calculation of Performance Data.

Not applicable.

Item 22.	Financial Statements.

The Portfolio’s financial statements are hereby incorporated by reference from the Annual Report for Scudder Advisor Funds, Treasury Money Fund Investment, dated December 31, 2003 (File Nos. 33-07404 and 811-4760).

PART C OTHER INFORMATION.

Responses to Items 23(e) and (i) - (k) have been omitted pursuant to paragraph 2(b) of Instruction B of the General Instructions to Form N-1A.

Item 23.	Exhibits.

(a)	(1) Amended and Restated Declaration of Trust dated April 1, 1990; [3]

(2) Amendment dated November 30, 1990 of Amended and Restated Declaration of Trust; 6

(3) Certificate of Amendment dated May 16, 2003, filed herwith.

(b)	By-Laws dated March 26, 1990; [3]

(c)	Not applicable;

(d)	Investment Advisory Agreement dated July 30, 2002, between the Registrant and Deutsche Asset Management, Inc.;[10]

(f)	Not applicable;

(1)	Custodian Agreement between the Registrant and State Street Bank and Trust Company dated April 1, 2003;[10]

(h)	(1) Administration and Services Agreement between the Registrant and Investment Company Capital Corporation dated July 1, 2001; [9]

(2) Exclusive Placement Agent Agreement between the Registrant and Scudder Distributors, Inc. dated August 19, 2002;10

(3) Sub-Administration and Sub-Accounting Agreement April 1, 2003 by and among State Street Bank and Trust Company, Deutsche Investment Management Americas Inc., and Investment Company Capital Corp., filed herewith.

(l)	Investment representation letters of initial investors; [1]

(m)	Not applicable;

(n)	Financial data schedule — Not applicable;

(o)	Not applicable.

(p)	(1) Portfolio, Underwriter and Adviser Codes of Ethics;[10]

(2) Code of Ethics –U.S. dated February 1, 2004, filed herewith.

[1]	Previously filed on July 20, 1990.

[2]	Previously filed on April 30, 1993.

[3]	Incorporated by reference to Registrant’s Amendment No. 9 on Form N-1A filed April 24, 1996.

[4]	Incorporated by reference to Registrant’s Amendment No. 10 on Form N-1A filed on March 19, 1997.

[5]	Incorporated by reference to Registrant’s Amendment No. 11 on Form N-1A filed on May 8, 1997.

[6]	Incorporated by reference to Registrant’s Amendment No. 13 on Form N-1A filed on April 30, 1999.

[7]	Incorporated by reference to Registrant’s Amendment No. 14 on Form N-1A filed on April 28, 2000.

[8]	Incorporated by reference to Registrant’s Amendment No. 15 on Form N-1A filed on April 30, 2001.

[9]	Incorporated by reference to Registrant’s Amendment No. 16 on Form N-1A filed on April 30, 2002.

[10]	Incorporated by reference to Registrant’s Amendment No. 17 on Form N-1A filed on April 30, 2003.

Item 24.	Persons Controlled by or under Common Control with the Fund.

None

Item 25.	Indemnification.

Response is incorporated by reference to Registrant’s Amendment No. 9 on Form N-1A filed on April 24, 1996.

Item 26.	Business and other connections of the Investment Adviser.

During the last two fiscal years, no director or officer of Deutsche Asset Management, Inc., (File No. 801-27291) has engaged in any other business, profession, vocation or employment of a substantial nature other than that of the business of investment management and, through affiliates, investment banking.

Item 27.	Principal Underwriters

(a)

Scudder Distributors, Inc. acts as principal underwriter of the Registrant’s shares and acts as principal underwriter for certain registered open-end management investment companies and exclusive placement agent for certain master portfolios managed by Deutsche Investment Management Americas Inc. and Deutsche Asset Management Inc.

(b)

Information on the officers and directors of Scudder Distributors, Inc., principal underwriter for the Registrant, is set forth below. The principal business address is 222 South Riverside Plaza, Chicago, Illinois 60606.

Scudder Distributors, Inc. Name and Principal Business Address	Positions and Offices with Scudder Distributors, Inc.	Positions and Offices with Registrant
Thomas F. Eggers 345 Park Avenue New York, NY 10154	Chairman and Director	None

Jonathan R. Baum 345 Park Avenue New York, NY 10154	Chief Executive Officer, President and Director	None

Michael L. Gallagher 222 South Riverside Plaza Chicago, IL 60606	Vice President and Director	None

John W. Edwards, Jr. 60 Wall St. New York, NY 10005	Chief Financial Officer and Treasurer	None

C. Perry Moore 222 South Riverside Plaza Chicago, IL 60606	Chief Operating Officer and Vice President	None

Caroline Pearson Two International Place Boston, MA 02110-4103	Secretary	Assistant Secretary

Linda J. Wondrack Two International Place Boston, MA 02110-4103	Vice President and Chief Compliance Officer	None

David Edlin 222 South Riverside Plaza Chicago, IL 60606	Vice President	None

Scudder Distributors, Inc. Name and Principal Business Address	Positions and Offices with Scudder Distributors, Inc.	Positions and Offices with Registrant

Robert Froelich 222 South Riverside Plaza Chicago, IL 60606	Vice President	None

M. Patrick Donovan Two International Place Boston, MA 02110-4103	Vice President	None

Kenneth P. Murphy Two International Place Boston, MA 02110-4103	Vice President	Vice President and Anit- Money Laundering Compliance Officer

Philip J. Collora 222 South Riverside Plaza Chicago, IL 60606	Assistant Secretary	None

(c) Not applicable

Item 28.	Location of Accounts and Records.

Treasury Money Portfolio:	One South Street
(Registrant)	Baltimore, MD 21202

Deutsche Asset Management, Inc.	280 Park Avenue
(Investment Advisor)	New York, NY 10017

Investment Company Capital Corp.	One South Street
(Administrator)	Baltimore, MD 21202

Scudder Distributors, Inc.	222 South Riverside Plaza
(Placement Agent)	Chicago, IL 60606

State Street Bank and Trust Company	One Heritage Drive
(Custodian, Sub-Adminstrator/Accounting Agent)	North Quincy, MA 02171

Scudder Investments Service Company	222 South Riverside Plaza
(Transfer Agent)	Chicago, IL 60606

Scudder Fund Accounting Corporation	345 Park Avenue
(Fund Accounting Agent)	New York, NY 10154

DST Systems, Inc.	333 West 11th Street
(Sub-Transfer Agent)	Kansas City, MO 64105

Item 29.	Management Services.

Not applicable.

Item 30.	Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, SCUDDER TREASURY MONEY PORTFOLIO, has duly caused this amendment o its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Baltimore and State of Maryland, on the 26 th day of April, 2004.

SCUDDER TREASURY MONEY PORTFOLIO

By:	/s/ Richard T. Hale

Richard T. Hale
Chief Executive Officer

Exhibit Index

Treasury Money Portfolio

Exhibit (a)(3)

Exhibit (h)(3)

Exhibit (p)(2)